Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2012 Equity Compensation Plan of Select Income REIT of a) our report dated February 25, 2013, with respect to the consolidated financial statements and schedules of Select Income REIT, included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission; and b) our report dated November 23, 2012 (except for Note 3, as to which the date is November 30, 2012) with respect to the statement of revenues and certain operating expenses of 45101-45301 Warp Drive for the year ended December 31, 2011 included in Select Income REIT’s Current Report on Form 8-K dated March 25, 2013.

/s/ Ernst & Young LLP

Boston, Massachusetts
September 10, 2013